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Fundrise
30,363 followers
1w ·

Benjamin Miller · 1st
CEO of Fundrise
1w ·

The big idea behind the Fundrise Innovation Fund is to democratize access to the top private tech companies

For instance, the most significant leaps in A.I. are largely happening in the private market.

Since launching we've heard a few scattered criticisms, which I think are instructive:

1) Venture capital requires special access and pattern recognition.
2) VC is too high risk and illiquid for normal investors.
3) Private companies get extraordinary "value add" from their VC investors

Let's take each in turn.

Before we dive in, though, let's set the shared framework: the power law. In other words, the most important thing in venture capital is to invest in the best companies.

ACCESS & PATTERN RECOGNITION

The top VCs clearly have both. Early-stage companies (seed to Series B) will buy the best VC brand they can get.

However, tech companies need the most dollars *after* Series B (~65%). By that point, the breakout companies are clear. It's data-driven.

After Series B, access generally goes to the highest bidder. The market, not the VC, sets the price. Price is set by the overall supply of money. Pricing was horrible in 2021 and is attractive in 2023.

In an auction, the 5% higher price does not make or break the deal.

[Side note, the VC industry took this idea too far from 2018-2022. Markets fail regularly. This happened in the public markets, too, for what it's worth.]

TOO RISKY & ILLIQUIDITY

Early-stage VC is super risky.

Late-stage VC, however, is much more similar to investing in public markets from a risk perspective because companies are staying private longer. Many of these pre-IPO companies are incredibly mature.

VC *is* illiquid. We agree.

In fact, let's underscore that fact: venture capital is not liquid. A private tech fund like ours must be able to pause redemptions.

However, we do NOT believe that should mean that normal investors are banned from investing.

Additionally, our fund can hold a meaningful amount of public tech assets to offer some liquidity *and still* offer far more access to private market companies than any other vehicle (perhaps in the world).

VC VALUE-ADD

The top venture firms add value, especially early stage. The value-add diminishes significantly in the later stages, in our experience.

At least as often, VCs actually *detract* value. There are the top 10%, and then there's everyone else.

Potential VC negatives range from misaligned incentives to bad advice to actual predatory behavior.

Fundrise's value-add is different.

With 2 million users, our fund offers portfolio companies an unprecedented sales and marketing platform.

Moreover, even though we've built a tech company with 100+ first-class engineers, we are passive investors.

FINAL ANALYSIS

For the past 20 years, most investors have been barred from investing in private tech.

That just doesn't make sense. It is fundamentally unfair, undemocratic, and inconsistent with values of the tech industry.

We're changing that.

Vladimir Andral and 12 others

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 **Benjamin Miller** reposted this

 **Fundrise**
30,363 followers
1w · 🌐

Fundrise is making venture capital truly accessible for the first time.

Learn more by visiting fundrise.com/venture.

Benjamin Miller ✔
@BenMillerise

We're excited to announce that the @Fundrise Innovation Fund has led a strategic fundraising round into Inspectify, a vertically-integrated property inspection software platform and leading solution provider for inspection services.

▶ ━━━━━━━━━━━━━━━━━━━ 0:48 🔇 ⛶

Fundrise leads strategic fundraising round into Inspectify

👍❤️😊 Jon Carden and 102 others   10 reposts

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 **Fundrise**
30,363 followers
1w · 🌐



Fundrise is making venture capital truly accessible for the first time.

Learn more by visiting **fundrise.com/venture**.

 **Benjamin Miller** ✔
@BenMillerise

We're excited to announce that the @Fundrise Innovation Fund has led a strategic fundraising round into Inspectify, a vertically-integrated property inspection software platform and leading solution provider for inspection services.

Fundrise leads strategic fundraising round into Inspectify

 Jcn Carden and 102 others   10 reposts

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Benjamin Miller reposted

Fundrise @fundrise · Aug 17

Fundrise is making venture capital truly accessible for the first time.

Learn more by visiting fundrise.com/venture.

> **Benjamin Miller** @BenMillerise · Aug 3
>
> We're excited to announce that the @Fundrise Innovation Fund has led a strategic fundraising round into Inspectify, a vertically-integrated property inspection software platform and leading solution provider for inspection services.
>
> fundrise.com/investor-updat...

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